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SECURITI 05038190

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44849

SEC RECEIVED PROCESSING MAR 1 2005 WASH., D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manhattan Beach Trading Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1926 E. Maple Street

(No. and Street)

El Segundo,	California	90245
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Demarest 310-414-4535

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation

(Name – *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260	Los Angeles,	CA	90064
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Demarest, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manhattan Beach Trading Financial Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2004

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
1926 E. MAPLE STREET
EL SEGUNDO, CALIFORNIA 90245

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Manhattan Beach Trading Financial Services, Inc.
El Segundo, California

I have audited the accompanying statement of financial condition of Manhattan Beach Trading Financial Services, Inc. (the Company) as of December 31, 2004 and related statements of operations, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2004 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 11, 2005

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 968,552
Clearing deposit	50,928
Due from clearing broker	714,959
Commissions receivable	101,173
Prepaid expenses	37,186
Due from related comapny	27,009
Investment in related company	500,000
TOTAL ASSETS	$ 2,399,807

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Due to a related company	$ 149,550
Accounts payable	245,863
Accrued customers' rebates	135,925
Due to parent company	659,081
TOTAL LIABILITIES	1,190,419
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, authorized 1,000,000 shares, issued 10,000 shares	10,000
Capital in excess of par value	363,346
Retained earnings	836,042
TOTAL STOCKHOLDER'S EQUITY	1,209,388
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,399,807

See accompanying notes to financial statements

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2004

Revenue - Page 11	$ 9,240,344
Operating Expenses - Page 11	7,849,525
Income before provision for income taxes	1,390,819
INCOME TAX PROVISION - STATE	--
NET INCOME	$ 1,390,819

See accompanying notes to financial statements

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2004

	Common Stock				Capital in Excess of		Retained
	Shares		Amount		Par Value		Earnings
Balance, December 31, 2003	10,000	$	10,000	$	363,346	$	845,223
Distribution							(1,400,000)
Net Income							1,390,819
Balance, December 31, 2004	10,000	$	10,000	$	363,346	$	836,042

See accompanying notes to financial statements

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities		
Net income	$	1,390,819
Adjustment to reconcile net loss to cash used in operating activities:		
Commissions receivable		(101,173)
Clearing deposit		(1,134)
Due from clearing broker		(135,561)
Prepaid expenses		4,484
Due from related company		(27,009)
Accured customers' rebates		(85,170)
Accounts payable		75,147
Due related company		149,550
Due to parent company		459,081
Net cash provided by operating activities		1,729,034
Cash Flows from Acquisition Activities:		
Investment in related company		(500,000)
Cash Flows from Financing Activity		
Distribution		(1,400,000)
		(1,900,000)
Net decrease in cash and cash equivalent		(170,966)
Beginning of year		1,139,518
End of year	$	968,552

See accompanying notes to financial statements

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
The Company was granted registration as a broker-dealer by the Securities and Exchange Commission in May 1992 and was granted membership in the National Association of Securities Dealers, Inc. in May 1993. During 2001, the Company did not conduct significant broker-dealer operations. In 2002 the Company was in full operation. The Company is a wholly owned subsidiary of Manhattan Beach Trading, Inc. The Company does not hold customers' funds or securities.

In 2004, the Company raised its net capital from $100,000 to $250,000.

Cash Equivalents
Cash equivalents are:

Checking Accounts	$ 697,674
Money Market Funds	270,878
	$ 968,552

Bank accounts are insured up to $100,000.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was $ 645,193, which was $395,193 in excess of its minimum requirement of $250,000. The ratio of aggregate indebtedness to net capital was 1.85 to 1.

NOTE 3 - OFF BALANCE - SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company.
The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an agreement with its parent company whereby the parent pays all the brokers and staff salaries and certain overhead expenses of all its related companies. Charges for the year 2004 were $2,616,312 of which $659,081 remained unpaid at year's end. See Page 11 "Operating Expenses".

See Note 5 for income taxes paid by the parent company.

NOTE 5 – INCOME TAXES

The Company is a Qualified Sub Chapter S (QSS) Corporation for tax purposes. A QSS corporation passes its income or loss directly to its parent company stockholder who includes the Company's accounts in its tax files. No Federal or state income tax is charged back to the Company.

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$ 1,209,388
Non allowable assets	(564,195)
NET CAPITAL	$ 645,193

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 79,401
Minimum dollar net capital required	$ 250,000
Net Capital required (greater of above amounts)	$ 250,000
EXCESS CAPITAL	$ 395,193
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 526,151

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 1,190,419
Percentage of aggregate indebtedness to net capital	184.5%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NONE REQUIRED

See accompanying notes to financial statements

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
NON-ALLOWABLE ASSETS

NON-ALLOWABLE ASSETS		
Prepaid expenses	$	37,186
Due from related company		27,009
Investment in related company		500,000
TOTAL	$	564,195

See accompanying notes to financial statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Board of Directors
Manhattan Beach Trading Financial Services, Inc.
El Segundo, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2004 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 11, 2005

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
SCHEDULE OF REVENUE AND OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Bonds	$ 100
Mutual funds	51,642
Options	180,668
Listed securities	9,163
Third market equities	201
Trade fee	327,222
Data fee	24,173
Money market rebate	90,825
OTC equities	7,106,351
Error account	(118,443)
Trading profit/loss	493,627
Dividends	1,125
Interest	28,556
Transaction fee	993,475
Other income	51,659
TOTAL REVENUE	$9,240,344
OPERATING EXPENSES	
Bank charges	$ 1,351
Clearing charges	971,071
Floor brokerage charges	476,029
Commissions	1,433,155
Consulting fees	42,315
Customer repayments	20,678
Dues and subscriptions	965
Insurance	4,145
Interest	15,758
Legal and accounting	20,825
Market data services	1,026,464
NASD assessments and fees	110,046
Office supplies and expense	43,113
Outside services	16,800
Professional fees	3,633
Quotation service	962,756
Registrations	3,351
Support services, MBT, Inc.	2,616,312
Taxes and licenses	176
Telephone	62,873
Telecommunications	17,709
TOTAL OPERATING EXPENSES	$7,849,525

See accompanying notes to financial statements.

PART II

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2004

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Manhattan Beach Trading Financial Services, Inc.
El Segundo, California

In planning and performing my audit of the financial statements of Manhattan Beach Trading Financial Services, Inc. (the "Company") for the year ended December 31, 2004, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accord to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
Manhattan Beach Trading Services, Inc.
El Segundo California

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

George Brenner

George Brenner, CPA

Los Angeles, California
February 11, 2005